

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2013

Via E-Mail
John W. Somerhalder II
Chairman, President and Chief Executive Officer
AGL Resources, Inc.
Ten Peachtree Place NE
Atlanta, Georgia 30309

      Re: AGL Resources, Inc.
                Form 10-K for the Fiscal Year Ended December 31, 2012
                Filed February 6, 2013
                File No. 001-14174

Dear Mr. Somerhalder:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data

Note 2. Significant Accounting Policies and Methods of Application

Regulatory Assets and Liabilities

Regulatory Infrastructure Programs, page 75

1. You disclose on page 76 that you have recorded a current liability of $121 million as of December 31, 2012 representing the expected program expenditures for the next 12 months. Please explain in detail the GAAP basis for recording this liability, and tell us which financial statement line item you recorded the offsetting debit to.

Note 3. Merger with Nicor, page 78

2. Reference is made to your tabular disclosure of the allocation of purchase price for Nicor
    Gas' regulatory assets and liabilities on page 79. Please tell us the nature of the $4,881
    million of Property, plant and equipment included in the table.

Note 11. Commitments, Guarantees and Contingencies

PBR Proceeding, page 101

3. We note your disclosure on page 102 that prior to your commitment to a stipulated
    resolution with the staff of the Illinois Commission in February 2012, you had accrued
    $27 million related to the PBR proceeding. Additionally, we note your disclosure that as
    a result of the commitment you recorded a $37 million increase to the liability, which you
    reflected in the Nicor's purchase price allocation. Furthermore, we note your disclosure
    that you increased the accrual again by $8 million in November 2012 due to the issuance
    of a proposed order by the administrative law judges. We have the following questions:

    *   Please explain in detail what factors, including specific events, you considered in
        determining whether information obtained after the acquisition date should result
        in an adjustment to the allocation of the purchase price or whether that
        information resulted from events that occurred after the acquisition date. Refer to
        ASC 805-10-30-2 and ASC 805-10-30-3.

    *   Please explain in detail your basis for accounting for the additional accruals you
        recorded related to your commitment to the stipulated resolution in February 2012
        as an adjustment to the purchase price allocation while accounting for the
        issuance of the proposed order by the administrative law judges in November
        2012 as earnings. Please specifically address the facts as well as the accounting
        literature you considered in arriving at different accounting treatments for each.

Note 14. Selected Quarterly Financial Data (Unaudited), page 107

4. We note your disclosure of Net income attributable to AGL Resources, Inc. Item
    302(a)(1) of Regulation S-K requires the presentation of both net income (loss) and net
    income (loss) attributable to the registrant within supplementary financial information.
    Please revise to include net income (loss).

5. Item 302(a)(3) of Regulation S-K requires a description of the effect of any unusual or
    infrequently occurring items recognized during each full quarter. We believe your
    merger with Nicor would require you to provide more robust disclosure highlighting the
    impact of the merger on your quarterly financial information. Please revise as appropriate
    or explain to us why you are not required to do so.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief